UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

SUNAIR SERVICES CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

867017105

(CUSIP Number)

Massey Services, Inc.

315 Groveland Street

Orlando, FL 32804

(407) 645-2500

With copies to:

GrayRobinson, P.A.

301 E. Pine Street, Suite 1400

Orlando, FL 32801

(407) 843-8880

Attention: William A. Grimm, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867017105	13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Massey Services, Inc. 59-2557150
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,260,972
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 1,260,972
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based upon 13,091,088 shares of Common Stock outstanding as of August 1, 2008, as reported by Issuer on its Form 10-Q for the quarterly period ended June 30, 2008.

CUSIP No. 867017105	13D	Page 2 of 4 Pages

Item 1.	Security and Issuer

Common Stock, $0.10 par value. The Issuer is Sunair Services Corporation. The principal address of the Issuer is 595 S. Federal Highway, Suite 500, Boca Raton, FL 33432.

Item 2.	Identity and Background

a.	Name: Massey Services, Inc.

State of Incorporation: Florida

Principal Business: pest control services

Principal Business/Office Address: 315 Groveland Street, Orlando, FL 32804

b.	n/a

c.	n/a

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	n/a

Item 3.	Source or Amount of Funds or Other Consideration.

The funds used to purchase the shares described in Item 5 were from working capital of the Reporting Person. No amount was borrowed to effectuate the purchase.

Item 4.	Purpose of the Transaction.

The purposes of the acquisition of the securities of the Issuer on October 20, 2008 are (i) to accumulate shares of common stock of the Issuer in connection with a proposal by the Reporting Person to acquire the Issuer by merger or other form of acquisition, (ii) to own shares which may be voted to effectuate an acquisition of the Issuer by the Reporting Person or (iii) to hold shares in the Issuer for investment purposes. The Reporting Person previously submitted a non-binding proposal to the Issuer to acquire the Issuer through a merger with a subsidiary of the Reporting Person resulting in a cash payment to shareholders of the Issuer of approximately $3.00 per share subject to certain adjustments which may have resulted in a lower payment per share. The Issuer advised the Reporting Person that this proposal was not acceptable. The Reporting Person is evaluating whether or not to submit another proposal to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,260,972 shares of Sunair Common Stock. This amounts to approximately 9.63% of outstanding shares based upon the outstanding shares reported in Sunair’s Form 10-Q for the quarterly period ended June 30, 2008.

(b) The Reporting person has sole power to vote these shares.

CUSIP No. 867017105	13D	Page 3 of 4 Pages

(c) A purchase of shares was made by the Reporting Person within the past sixty (60) days as follows:

Shares Purchased	Date of Purchase	Purchase price per share
880,000	10/20/08	$1.99870

The shares were purchased through a licensed securities dealer on the American Stock Exchange, from an institutional shareholder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person entered into a 180-day consulting agreement with Michael Brauser, a shareholder in the Issuer, dated September 19, 2008. Under the agreement Mr. Brauser agreed to use his best efforts to advise the Reporting Person on areas that will facilitate a potential acquisition of the Issuer by the Reporting Person. If the Reporting Person acquires the Issuer while the consulting agreement is in effect, Mr. Brauser will be paid a cash fee of $1,000,000 at closing if the acquisition closes, provided Mr. Brauser has performed his services as set forth in the consulting agreement.

Item 7.	Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2008

MASSEY SERVICES, INC.

By:	/s/ G.A. Elias
G.A. Elias
SR. VP., CFO

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 867017105	13D	Page 4 of 4 Pages